Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of ZIOPHARM Oncology, Inc. of our reports dated March 2, 2020, relating to the financial statements and the effectiveness of internal control over financial reporting of ZIOPHARM Oncology, Inc., appearing in the Annual Report on Form 10-K of ZIOPHARM Oncology, Inc. for the year ended December 31, 2019.

Our report dated March 2, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019, expressed an opinion that ZIOPHARM Oncology, Inc. had not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

/s/ RSM US LLP

Boston, Massachusetts

May 7, 2020